82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

02013267

REGISTRANT'S NAME Italian Thai Development PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4299 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 3/15/02

Assurance and Advisory Business Services

Assurance Services

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
REPORT AND FINANCIAL STATEMENTS
31 DECEMBER 2001 AND 2000

ERNST & YOUNG

ERNST & YOUNG OFFICE LIMITED

ERNST & YOUNG OFFICE LIMITED
บริษัท สำนักงาน เอินส์ท แอนด์ ยัง จำกัด

33rd Floor, Lake Rajada Office Complex
193/136-137 Rajadapisek Road
(Near Queen Sirikit's National Convention Centre)
Bangkok 10110
G.P.O.Box 1047
Bangkok 10501
Thailand

Tel.: (66) 0-2264-0777
(66) 0-2661-9190
Fax: (66) 0-2264-0789-90
(66) 0-2661-9192
E-mail: eybkk@mozart.inet.co.th

Report of Independent Auditor

To The Board of Directors and Shareholders of

Italian-Thai Development Public Company Limited

I have audited the accompanying consolidated balance sheets of Italian-Thai Development Public Company Limited and its subsidiaries as at 31 December 2001 and 2000, the related consolidated statements of earnings, changes in shareholders' equity and cash flows for the years then ended, and the separate financial statements of Italian-Thai Development Public Company Limited for the same periods. These financial statements are the responsibility of the management of the Company and its subsidiaries and joint ventures as to their correctness and completeness of the presentation. My responsibility is to express an opinion on these financial statements based on my audits.

Except as discussed in paragraph (a), I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

(a) The financial statements of one joint venture in Taiwan, in which the Company holds a 25% interest, are included in the consolidated financial statements only in proportion to the Company's shareholding, with its assets as at 31 December 2001 amounting to Baht 647 million, and its revenues for the year then ended amounting to Baht 1,319 million. The separate financial statements of Italian-Thai Development Public Company Limited as at 31 December 2001 also included investment in the aforesaid joint venture accounted for under the equity method amounting to Baht 163 million and a proportionate share of the profit of the joint venture for the year then ended of Baht 151 million. The financial statements of this joint venture were prepared by the management of the joint venture and have not yet been audited by the joint venture's auditor.

(b) As at 31 December 2001 the Company has a significant amount of capital deficit. Furthermore, the Company has issued debentures and taken out loans from financial institutions in significant amounts. The loan agreements include certain conditions of repayment and covenants. Due to the continuing economic problems in Thailand, the Company did not comply with the conditions stipulated in the loan agreements. In August 1999, the Company entered into a rescheduling agreement with the above financial institution lenders which involved loan currencies being swapped, changes in interest rates, and the amendment of repayment schedules. The agreement requires the Company to comply with certain conditions set forth therein. As at 31 December 2001 and 2000, the Company has been unable to comply with all conditions, including the conditions relating to the repayment of principal of loans and to the payment of interest of loans and debentures. On 25 September 2001 the Central Bankruptcy Court ordered the rehabilitation of the Company's business and appointed ITD Planner Company Limited as the rehabilitation planner. At present, the Company is in the process of preparing a rehabilitation plan. As at 31 December 2001 and 2000, the loans and debentures have been presented in accordance with the terms and conditions of the agreement made in August 1999 and with the conditions of issuance of the debentures. The continuity of the business of the Company depends upon its ability in conducting its business and solving its financial problems in the future. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realisation of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company.

(c) As at 31 December 2001 the Company had investments in the shares of, and investments in debentures issued by a company in the electric train business totalling, respectively, Baht 578 million, and Baht 297 million (2000 : Baht 955 million, and Baht 491 million, respectively), net of provisions of Baht 1,407 million and Baht 735 million, respectively (2000 : Baht 1,031 million and Baht 541 million, respectively) for loss on devaluation of investments, as described in Note 10 to the financial statements. In addition there was a retention of approximately Baht 485 million which is payable to the Company under the terms of the construction contract. This company is currently undergoing debt restructuring. The return on the above investments and the recoverability of the debts depends upon the results of this debt restructuring, and the operations of the electric train business. Nevertheless, the Company expects that the provision currently provided in the accounts will be adequate.

(d) As at 31 December 2001 subsidiaries have land awaiting development totaling approximately Baht 214 million (2000 : Baht 447 million), net of a Baht 233 million provision for loss on impairment of assets (2000 : Nil), as described in Note 14 to the financial statements. However, given the current economic problems and financial crisis, it is possible that the realisable value of the land would be lower than its net book value. Nevertheless, the Company expects that the provision currently provided in the accounts will be adequate.

(e) As at 31 December 2001 and 2000 part of the Company's buildings, with an aggregate cost of approximately Baht 1,121 million are office building units of which ownership has not yet been transferred to the Company since they were purchased in 1998. In December 1999 the seller entered into a compromise agreement whereby the seller agreed to transfer the ownership of the office building to the Company by 2001. However, as at 31 December 2001 the ownership had not yet been transferred to the Company.

Because the audit scope limitation imposed by circumstance discussed in paragraph (a) and the matters discussed in paragraphs (b) to (e) could have material adverse effects on the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited for the year ended 31 December 2001, I am unable to express an opinion on the above financial statements.

Under my report dated 26 February 2001 I expressed an unqualified opinion on the consolidated financial statements of Italian-Thai Development Public Company Limited and subsidiaries and of Italian-Thai Development Public Company Limited, for the year ended 31 December 2000, but I drew attention to the matters described in paragraphs (b) to (e).

Ruth Chaowanagawi
Certified Public Accountant (Thailand) No. 3247

Ernst & Young Office Limited
Bangkok : 28 February 2002

Date : 26/11/2001 09:04
ITD : THE DEBT TO EQUITY CONVERSION

Translation

We, ITD Planner Company Limited, on behalf of the planner of Italian-Thai Development Public Company Limited (" the Company ") would like to inform SET that, currently, the Company is in the process of preparing the reorganization plan. The debt to equity conversion is one of the alternatives which the planner is considering. At present, the conversion price is not yet specified. However , the Company expects that the reorganization plan could be submitted to the Central Bankruptcy Court within December 2001. Regarding the bid submission for the construction of Runway for Suvarnabhumi Airport, the Company is expecting to submit also within December 2001.

Date : 04/12/2001 08:59
ITD : PROGRESS ON REORGANIZATION OF THE COMPANY

Translation

Title : *Progress on Reorganization of the Company*

With respect to the court order on Sep 25, 2001 for reorganization of Italian- Thai Development Public Company Limited (" the Company ") and appointing ITD Planner Co., Ltd. to be the planner, ITD planner Co., Ltd. has completed the business reorganization plan of the Company and on Nov 30, 2001, submitted it to the receiver.The receiver sets the date for the creditors to consider the business reorganization plan of the Company on Dec 24, 2001 at 9.30 a.m. at Plennary Hall 1, Queen Sirikit's National Convention Centre , 60 New Rajadapisek Road , Bangkok.

Date : 27/12/2001 09:40
ITD : PROGRESS ON REORGANIZATION OF THE COMPANY

Translation

ITD Planner Company Limited, in its capacity of the Planner of Italian-Thai Development Public Company Limited, wishes to inform SET that at the Company's creditors meeting on 24th December 2001, 80.45% of the attending creditors had already approved the reorganization plan. The summary of the plan is as follow :- Class 5 and 6 Creditors have the right but not the obligation to participate in the DDRP and VDEC and may not submit a bid involving the same Claim simultaneously under both the DDRP and the VDEC.

(1) VOLUNTARY DISCOUNTED DEBT REDEMPTION PROGRAM (DDRP)

- The amount to be used for DDRP shall be not less than THB 1.9 billion
- The bidding prices shall not be higher than 35% of the principal

(2) VOLUNTARY DEBT EQUITY CONVERSION PROGRAM (VDEC)

- 80 million shares
- Minimum bid THB 10 per share
- If all shares are not issued the balance is cancelled
- Tender on principal balances only
- Principal conversion in order of highest bidding prices

Special Purpose Vehicle (SPV), Serviceable Claims and Mandatory Debt Equity Conversion

The Claims of Classes 5 and 6 Creditors which have not been repurchased under the DDRP or converted into shares under the VDEC in the aggregate amount of THB 4 billion shall be novated to the SPV.

(3) SPECIAL PURPOSE VEHICLE (SPV)

Debt	:	THB 4.0 billion of novated claims
Asset	:	THB 4.0 billion transfer to SPV
Maturity	:	30 June 2007
Repayment	:	30 June 2003 - THB 75 m,
Schedule	:	30 June 2005 - THB 200 m and
		30 June 2007 - THB 3,725 m
Interest	:	No

The Claims of Classes 5 and 6 Creditors (other than those Claims which have been repurchased under the DDRP or converted into shares under the VDEC, or novated to the SPV), amounting not more than 2.0 billion shall be Serviceable claims

(4) SERVICEABLE CLAIMS (SC)

- Debt - THB 2.0 billion (maximum)
- Term - end 31 December 2007
- Principal Amortisation every quarter by
- 004 repay 2.5% of sc
- 2005 repay 3.0% of sc
- 2006 repay 3.5% of sc

- 31 March, 30 June and 30 September 2007 repay 3.5% of sc
- 31 December 2007 repay 53.5% of sc
- Grace Period - until 30 March 2004
- Interest payment - quarterly in arrears
- Interest THB MLR -3%

(5) MANDATORY DEBT FOR EQUITY CONVERSION

- Maximum 43 million shares
- Conversion price THB 10 minimum per share
- If all the shares are not issued the balance are cancelled

The remaining claims of classes 5 and 6 Creditors (other than those claims which have been repurchased under the DDRP or converted into shares under the VDEC,novated to the SPV or transfer to serviceable claims) shall be converted in to ordinary shares of ITD.

Date : 13/02/2002 08:55
ITD : SIGNED CONTRACT

Translation

Italian-Thai Development Public Company Limited represented by ITD Planner Co., Ltd. in its capacity as the Company's planner, is pleased to inform SET that on Nov 29, 2001, ITD with its partners in the NWR, ITD, and CNT & AS Joint Venture signed a contract with Bangkok Metropolitan Administration to proceed of Bangkok Wastewater Project Stage 4. The details of the contract are as follows: -

Description of works : Design and construct a wastewater treatment plant with a capacity of 150,000 m3 / day and related collection system compressing.

- Diameter 100 diameter 2300 mm. pipes Total length is 33,950m.
- Manhole 205 units
- Interception point chamber 175 units
- Pump station 12 units

Construction area is located at Chatuchak, Lardprao, Sutisan and Laksi Districts.

Total Contract value : Bt 3,482.07 M (including VAT), ITD share : Bt 845.04 M (including VAT)

The period of work : 36 months

Date : 13/02/2002 13:30
ITD : PROGRESS ON REORGANIZATION PLAN OF COMPANY

Translation

Italian-Thai Development Public Co., Ltd would like to inform SET that on Feb 11, 2002 the Central Bankruptcy Court issued an order to postpone approving the Business Reorganization Plan of the Company at the request of ITD Planner and Siam Commercial Bank Public Company Limited. ITD Planner wish to revise the detail of the Plan in order to make clear the benefit to all creditors. ITD Planner will then resubmit the Plan to the official receiver and the Central Bankruptcy Court for further consideration. Further reports will be issued as this matter progresses.

Date : 20/02/2002 13:14
ITD : SIGNED CONTRACT

Translation

Italian-Thai Development Public Company Limited, represented by ITD Planner Co., Ltd. in its capacity as the Planner, is pleased to inform SET that on Feb 13th, 2002 ITD signed a contract with Land and House Public Co., Ltd. to proceed with the Construction of Centre Point Witthayu Project The details of the contract are as follows:- Description of works : A reinforced concrete building with 27 stories and 4 basements and a total floor area of 42,659 m2 Contract value : Bt 365.54 Million (including VAT) The period of work : 450 days

Date : 04/03/2002 08:48
ITD : AUDITED YEARLY F/S AND CONSOLIDATED F/S (F45-3)

ITD reports audited annual financial statements as follows.
ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

		Audited	
	Ending Dec 31,		**(In thousands)**
		For Year	
	Year	2001	2000
Net profit (loss)		(2,527,987)	(3,966,781)
EPS (baht)		(10.11)	(15.87)

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System "The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature..
(Mrs. Nijaporn Charanachitta) (Mr. Sarunthorn Chutima)
ITD Planner Co., Ltd. As of Rehabilitation Planner Of
Italian-Thai Development Public Co., Ltd.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS

AS AT 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

	Note	CONSOLIDATED		THE COMPANY ONLY	
		2001	2000	2001	2000
ASSETS					
CURRENT ASSETS					
Cash and deposits at banks		3,341,474	1,689,848	2,589,538	802,120
Pledged deposits at banks	5	1,261,668	960,805	1,191,807	931,162
Marketable securities	5	231,003	-	-	-
Trade accounts receivable - net	6	2,976,048	2,384,729	1,757,744	1,941,262
Trade accounts receivable - related companies	7	163,008	880,223	1,243,929	1,387,136
Short-term loans and advances to related companies - net	8	14,757	120,602	206,966	347,836
Unbilled receivable		1,365,954	1,154,349	1,128,775	1,108,325
Current portion of accounts receivable - retention		608,854	412,381	479,480	377,376
Inventories - net	9	653,508	570,871	369,072	469,357
Other current assets					
Withholding tax		297,232	577,254	261,137	538,872
Value added tax refundable		161,161	415,348	114,377	155,242
Advances for subcontractor		123,103	161,506	-	161,506
Accounts receivable - disposal of fixed assets		190,662	-	190,662	-
Others		320,539	145,276	114,331	69,763
TOTAL CURRENT ASSETS		11,708,971	9,473,192	9,647,818	8,289,957
NON-CURRENT ASSETS					
Accounts receivable - retention, net of current portion		495,316	490,785	484,357	482,660
Investments accounted for under equity method	10.1	746,887	1,929,504	1,587,149	2,508,007
Other long-term investments	10.2	1,920,099	2,321,384	1,690,395	1,997,631
Excess of net book value of subsidiaries over cost of investments		(10,036)	(10,036)	-	-
Long-term loans and advances to related companies	11	116,858	968,240	1,202,317	1,972,184
Loan to other party	12	-	948,103	-	948,103
Property, plant and equipment - net	13	6,787,995	6,305,398	6,185,891	5,628,237
Land and project development cost	14	213,986	447,358	-	-
Advance for purchase of machinery		184,926	-	-	-
Other non-current assets		261,499	178,500	187,230	87,485
TOTAL NON-CURRENT ASSETS		10,717,530	13,579,236	11,337,339	13,624,307
TOTAL ASSETS		22,426,501	23,052,428	20,985,157	21,914,264

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2001	CONSOLIDATED 2000	THE COMPANY ONLY 2001	THE COMPANY ONLY 2000
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and loans from financial institutions	15	1,043,548	949,955	711,101	653,435
Current portion of accounts payable - trust receipts		3,010	176,747	3,010	162,202
Trade accounts payable		3,626,959	2,219,509	2,730,057	1,884,179
Billing in excess of contract work in progress		863,892	777,984	428,768	696,302
Trade accounts payable - related companies	16	1,018,449	1,887,154	998,311	1,964,846
Short-term loans and advances from related companies	17	94,294	119,734	17,983	-
Current portion of advances received from customers under construction contracts		860,123	1,192,487	854,587	798,115
Current portion of hire purchases payable		78,962	64,004	72,931	54,562
Current portion of long-term loans	18	5,374,005	3,254,167	5,360,405	3,240,167
Other current liabilities					
Accrued interest expenses		1,694,030	615,492	1,694,030	598,243
Accrued expenses		217,141	213,208	198,981	198,257
Others		195,864	259,111	34,220	45,982
TOTAL CURRENT LIABILITIES		15,070,277	11,729,552	13,104,384	10,296,290
NON-CURRENT LIABILITIES					
Accounts payable - trust receipts, net of current portion		1,093,549	-	1,093,549	-
Advances received from customers under construction constracts - net of current portion		270,125	343,927	36,896	317,323
Long-term loans from related companies	19	371,686	371,620	-	-
Hire purchases payable - net of current portion		253,139	50,814	246,203	37,770
Long-term loans - net of current portion	18	2,479,975	4,961,991	2,479,975	4,948,391
Debentures	21	3,379,623	3,382,300	3,379,623	3,382,300
Provision for loss from investment under equity method	10.1	308,477	240,502	1,500,449	960,468
TOTAL NON-CURRENT LIABILITIES		8,156,574	9,351,154	8,736,695	9,646,252
TOTAL LIABILITIES		23,226,851	21,080,706	21,841,079	19,942,542

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

BALANCE SHEETS (Continued)

AS AT 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2001	CONSOLIDATED 2000	THE COMPANY ONLY 2001	THE COMPANY ONLY 2000
SHAREHOLDERS' EQUITY					
Share capital					
Registered					
430,500,000 ordinary shares of Baht 10 each		4,305,000	4,305,000	4,305,000	4,305,000
Issued and paid-up					
250,000,000 ordinary shares of Baht 10 each		2,500,000	2,500,000	2,500,000	2,500,000
Share premium		5,560,000	5,560,000	5,560,000	5,560,000
Revaluation surplus on assets		2,754	-	2,754	-
Unrealised loss on changes in value of investments		(1,139,201)	(666,274)	(1,139,201)	(666,274)
Translation adjustment	3.3	(130,288)	(300,804)	(130,288)	(300,804)
Retained earnings					
Appropriated - statutory reserve	28	290,483	290,483	283,950	283,950
Unappropriated		(7,939,670)	(5,411,683)	(7,933,137)	(5,405,150)
EQUITY ATTRIBUTABLE TO COMPANY'S SHAREHOLDERS		(855,922)	1,971,722	(855,922)	1,971,722
MINORITY INTEREST - Equity attributable to minority shareholders of subsidiaries		55,572	-	-	-
TOTAL SHAREHOLDERS' EQUITY (CAPITAL DEFICIT)		(800,350)	1,971,722	(855,922)	1,971,722
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		22,426,501	23,052,428	20,985,157	21,914,264

The accompanying notes are an integral part of the financial statements.

....

DIRECTORS

....

ITD Planner Co., Ltd.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF EARNINGS

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

	Note	CONSOLIDATED 2001	CONSOLIDATED 2000	THE COMPANY ONLY 2001	THE COMPANY ONLY 2000
REVENUES					
Revenues from construction services		17,935,953	14,695,514	13,080,349	11,921,108
Interest income		294,923	220,945	175,955	232,308
Gain on disposal of investments		1,223,829	68,394	1,223,829	68,394
Gain on exchange rate		68,320	-	47,712	-
Others		202,847	308,420	180,579	162,515
TOTAL REVENUES		19,725,872	15,293,273	14,708,424	12,384,325
EXPENSES					
Cost of services		16,423,605	14,052,811	12,438,574	11,459,637
Administrative expenses		1,280,160	1,333,852	921,557	1,041,339
Debt restructuring fee		61,570	56,555	61,570	56,555
Loss on exchange rate		-	374,236	-	431,824
TOTAL EXPENSES		17,765,335	15,817,454	13,421,701	12,989,355
EARNINGS (LOSS) FROM OPERATION		1,960,537	(524,181)	1,286,723	(605,030)
DOUBTFUL DEBT EXPENSES	27.1	(1,329,236)	(198,271)	(1,285,192)	(175,290)
LOSS ON DIMINUTION IN VALUE OF INVESTMENTS	27.2	(1,437,663)	(1,846,613)	(990,890)	(1,630,118)
LOSS ON IMPAIRMENT OF ASSETS	27.3	(233,372)	(216,296)	-	-
SHARE OF PROFIT (LOSS) FROM INVESTMENTS ACCOUNTED FOR UNDER EQUITY METHOD		(89,396)	(58,078)	(281,124)	(489,048)
LOSS BEFORE INTEREST EXPENSES AND INCOME TAX		(1,129,130)	(2,843,439)	(1,270,483)	(2,899,486)
INTEREST EXPENSES		(1,225,027)	(1,191,458)	(1,232,024)	(1,147,314)
CORPORATE INCOME TAX FOR THE YEAR	22	(118,258)	(78,129)	(25,480)	-
LOSS AFTER INCOME TAX		(2,472,415)	(4,113,026)	(2,527,987)	(4,046,800)
NET EARNINGS (LOSS) - MINORITY INTEREST		(55,572)	66,226	-	-
LOSS BEFORE EXTRAORDINARY ITEM		(2,527,987)	(4,046,800)	(2,527,987)	(4,046,800)
EXTRAORDINARY ITEM					
Gain on debt restructuring of an associated company - net of tax	25	-	80,019	-	80,019
NET LOSS FOR THE YEAR		(2,527,987)	(3,966,781)	(2,527,987)	(3,966,781)
BASIC LOSS PER SHARE					
Loss before extraordinary item		(10.11)	(16.19)	(10.11)	(16.19)
Extraordinary item		-	0.32	-	0.32
Net loss		(10.11)	(15.87)	(10.11)	(15.87)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

CONSOLIDATED

	Note	Issued and paid-up share capital	Warrants	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Minority interest	Total
Balance - beginning of year 2000		2,500,000	1,435,000	4,125,000	-	594,740	(236,086)	289,733	(1,295,616)	73,785	7,486,556
Prior years' adjustments	23	-	-	-	-	-	-	-	(148,536)	-	(148,536)
Balance - after adjustment		2,500,000	1,435,000	4,125,000	-	594,740	(236,086)	289,733	(1,444,152)	73,785	7,338,020
Unrealised loss on change in value of investments		-	-	-	-	(1,261,014)	-	-	-	-	(1,261,014)
Translation adjustment		-	-	-	-	-	(64,718)	-	-	-	(64,718)
Items unrealised in earnings statement		-	-	-	-	(1,261,014)	(64,718)	-	-	-	(1,325,732)
Net loss for the year 2000		-	-	-	-	-	-	-	(3,966,781)	-	(3,966,781)
Transferred to statutory reserve		-	-	-	-	-	-	750	(750)	-	-
Minority interest for the year 2000		-	-	-	-	-	-	-	-	(66,226)	(66,226)
Dividend paid from subsidiaries		-	-	-	-	-	-	-	-	(7,559)	(7,559)
Warrants matured during year	21	-	(1,435,000)	1,435,000	-	-	-	-	-	-	-
Balance - end of year 2000		2,500,000	-	5,560,000	-	(666,274)	(300,804)	290,483	(5,411,683)	-	1,971,722
Revaluation surplus on assets		-	-	-	2,754	-	-	-	-	-	2,754
Unrealised loss on change in value of investments		-	-	-	-	(472,927)	-	-	-	-	(472,927)
Translation adjustment		-	-	-	-	-	170,516	-	-	-	170,516
Items unrealised in earnings statement		-	-	-	2,754	(472,927)	170,516	-	-	-	(299,657)
Net loss for the year 2001		-	-	-	-	-	-	-	(2,527,987)	-	(2,527,987)
Minority interest for the year 2001		-	-	-	-	-	-	-	-	55,572	55,572
Balance - end of year 2001		2,500,000	-	5,560,000	2,754	(1,139,201)	(130,288)	290,483	(7,939,670)	55,572	(800,350)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

THE COMPANY ONLY

	Note	Issued and paid-up share capital	Warrants	Share premium	Revaluation surplus on assets	Unrealised gain (loss) on changes in value of investments	Translation adjustment	Retained earnings (deficit) Statutory reserve	Retained earnings (deficit) Unappropriated	Total
Balance - beginning of year 2000		2,500,000	1,435,000	4,125,000	-	594,740	(236,086)	283,950	(1,289,833)	7,412,771
Prior years' adjustments	23	-	-	-	-	-	-	-	(148,536)	(148,536)
Balance - after adjustment		2,500,000	1,435,000	4,125,000	-	594,740	(236,086)	283,950	(1,438,369)	7,264,235
Unrealised loss on change in value of investments		-	-	-	-	(1,261,014)	-	-	-	(1,261,014)
Currency translation adjustment		-	-	-	-	-	(64,718)	-	-	(64,718)
Items unrealised in earnings statement		-	-	-	-	(1,261,014)	(64,718)	-	-	(1,325,732)
Net loss for the year 2000		-	-	-	-	-	-	-	(3,966,781)	(3,966,781)
Warrants matured during year	21	-	(1,435,000)	1,435,000	-	-	-	-	-	-
Balance - end of year 2000		2,500,000	-	5,560,000	-	(666,274)	(300,804)	283,950	(5,405,150)	1,971,722
Revaluation surplus on assets		-	-	-	2,754	-	-	-	-	2,754
Unrealised loss on change in value of investments		-	-	-	-	(472,927)	-	-	-	(472,927)
Translation adjustment		-	-	-	-	-	170,516	-	-	170,516
Items unrealised in earnings statement		-	-	-	2,754	(472,927)	170,516	-	-	(299,657)
Net loss for the year 2001		-	-	-	-	-	-	-	(2,527,987)	(2,527,987)
Balance - end of year 2001		2,500,000	-	5,560,000	2,754	(1,139,201)	(130,288)	283,950	(7,933,137)	(855,922)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Cash flows from operating activities				
Net loss	(2,527,987)	(3,966,781)	(2,527,987)	(3,966,781)
Adjustments to reconcile net loss to net cash				
from (used in) operating activities :-				
Gain on debt restructuring of an associated company (extraordinary items)	-	(80,019)	-	(80,019)
Unrealized (gain) loss on exchange rate	(97,909)	403,703	(96,247)	458,455
Gain on disposal of investments	(1,223,829)	(68,394)	(1,223,829)	(68,394)
Unrealized loss on investments in subsidiaries and joint ventures	-	-	191,728	430,970
Unrealized loss on investments in associated companies	89,396	58,078	89,396	58,078
Minority interest	55,572	(66,226)	-	-
Allowance for inventory obsolescence	37,119	-	25,000	-
Allowance for doubtful debts	1,329,236	198,271	1,285,192	175,290
Loss on diminution in value of investments	1,437,663	1,846,613	990,890	1,630,118
Loss on impairment of assets	233,372	216,296	-	-
Depreciation and amortisation	1,104,750	1,159,384	927,239	897,390
	437,383	(299,075)	(338,618)	(464,893)
Operating assets (increase) decrease				
Trade accounts receivable	(508,515)	283,524	274,002	(168,174)
Trade accounts receivable - related companies	673,363	347,310	99,478	640,592
Loans and advances to related companies	484,812	771,502	482,153	1,228,766
Unbilled receivable	(211,605)	219,694	(20,450)	118,132
Accounts receivable - retention	(200,711)	323,952	(102,104)	54,440
Inventories	(119,756)	298,445	75,285	129,445
Withholding tax	195,633	228,907	193,432	223,955
Value added tax refundable	254,187	(43,356)	40,865	67,093
Accounts receivable - sales of fixed assets	(190,662)	-	(190,662)	-
Advance for subcontractor	38,403	-	161,506	-
Other current assets	(102,056)	(322,730)	41,619	(156,564)
Land and project development cost	-	(131,731)	-	-
Operating liabilities increase (decrease)				
Trade accounts payable	1,404,975	(347,834)	845,878	(126,547)
Trade accounts payable - related companies	(708,688)	(51,877)	(806,535)	(305,370)
Billing in excess of contract work in progress	85,908	777,984	(267,534)	696,302
Accrued interest expenses	1,087,470	464,237	1,104,719	464,237
Accrued expenses	3,933	(221,631)	724	(144,880)
Other current liabilities	(63,247)	48,491	(11,762)	(56,948)
Advances received from customers under construction contracts	(402,583)	331,836	(223,955)	185,118
Net cash provided by operating activities	2,158,244	2,677,648	1,358,041	2,384,704

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED 31 DECEMBER 2001 AND 2000

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Cash flows from investing activities				
Increase in current investments	(681,939)	(960,805)	(260,645)	(931,162)
Increase in loans to other party	-	-	-	(861,588)
Increase in property, plant and equipment - net	(1,459,372)	(259,654)	(1,377,098)	(176,139)
Cash received from sales of investments	1,790,039	313,541	1,790,039	313,541
Decrease (increase) in investments accounted for under equity method	(129,116)	62,268	90,955	(71,751)
Decrease (increase) in other long-term investments	(883,573)	(394,129)	(882,474)	236,000
Increase in advance for purchase of machinery	(184,926)	-	-	-
Translation adjustment	170,516	(64,718)	170,516	(64,718)
Decrease (increase) in other assets	(107,751)	116,139	(123,237)	(121)
Net cash used in investing activities	(1,486,122)	(1,187,358)	(591,944)	(1,555,938)
Cash flows from financing activities				
Increase (decrease) in bank overdrafts and loans from financial institutions	93,558	(124,230)	57,666	215,272
Increase (decrease) in loans and advances from related companies	(24,039)	(50,065)	17,983	2,931
Decrease in long-term loans	(224,433)	(1,841,467)	(212,810)	(1,830,572)
Increase (decrease) in hire purchases payable	217,283	(17,770)	226,802	(32,480)
Increase in accounts payable - trust receipts	919,812	130,117	934,357	115,572
Decrease in debentures	(2,677)	-	(2,677)	-
Dividend paid to minority interest of a subsidiary	-	(7,559)	-	-
Net cash provided by (used in) financing activities	979,504	(1,910,974)	1,021,321	(1,529,277)
Net increase (decrease) in cash and cash equivalents	1,651,626	(420,684)	1,787,418	(700,511)
Cash and cash equivalents at beginning of year	1,689,848	2,110,532	802,120	1,502,631
Cash and cash equivalents at end of year (Note 5)	3,341,474	1,689,848	2,589,538	802,120
Supplemental cash flows information				
Cash paid during the year for :-				
Interest	148,395	709,972	136,237	683,077
Corporate income tax	312,605	363,448	261,719	262,695
Non cash transactions :-				
Conversion of trade accounts receivable from related companies and short-term loans and advances to related companies to long-term investments	1,529,741	-	1,529,741	-
Conversion of trade accounts receivable to long-term investments	25,034	-	25,034	-
Repayment of trade accounts payable to related and other companies with long-term investments	470,077	-	851,153	-
Conversion of long-term loans and advances to related companies to long-term investments	-	114,000	-	-
Unrealised loss on changes in value of investments	(472,927)	(1,261,014)	(472,927)	(1,261,014)

The accompanying notes are an integral part of the financial statements.

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED
AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Italian-Thai Development Public Company Limited was incorporated as a public limited company under Thai laws. The Company operates in Thailand and its principal activity is the provision of construction services.

2. GOING CONCERN ISSUE

Although Thailand's economic crisis, which occurred in mid 1997, has eased to a certain extent, financial restructuring within the business community is still prevalent and subject to readjustment. As a result, the Company has a significant amount of capital deficit. Furthermore, the Company has been unable to comply with certain conditions specified in the loan agreements and conditions of the issuance of debentures, including the conditions relating to the repayment of principal and payment of interest. On 25 September 2001 the Central Bankruptcy Court ordered the rehabilitation of the Company's business and appointed ITD Planner Company Limited as the rehabilitation planner. At present, the Company is in the process of preparing a rehabilitation plan. Nevertheless, the accompanying financial statements have been prepared on the going concern basis, assuming that the realisation of assets and settlement of liabilities and obligations will occur in the ordinary course of business of the Company.

3. BASIS OF CONSOLIDATION

3.1 The consolidated financial statements include the financial statements for the years ended 31 December 2001 and 2000 of Italian-Thai Development Public Company Limited (hereinafter called "the Company"), its subsidiaries, and its jointly controlled joint ventures as follows :-

Company name	Percentage owned by the Company	
	2001	2000
Subsidiaries :		
Turnkey Construction Development Co., Ltd.	99.99	99.99
Myanmar ITD Co., Ltd.	99.99	99.99
Italian-Thai Land Co., Ltd.	99.99	99.99

Company name	Percentage owned by the Company	
	2001	2000
Italian-Thai International Co., Ltd. and its subsidiaries (99.99% owned) :- Italian - Thai Development (BVI) Co., Ltd., Servicescom Investment Ltd., and Ayawadi Multi - Trade Co., Ltd.	99.99	99.99
Southern Industries (1996) Co., Ltd.	99.99	99.99
Nha Pralarn Crushing Co., Ltd.	99.91	99.91
Siam Concrete and Brick Products Co., Ltd.	99.70	99.70
Italthai Trevi Co., Ltd.	75.00	75.00
Palit Palang Ngan Co., Ltd.	74.93	74.93
Asian Steel Products Co., Ltd.	69.90	69.90
Thai Maruken Co., Ltd. and its subsidiaries :- Daiwa Jack Co., Ltd. (57.92% owned) and Mech Co., Ltd. (59.88% owned)	50.96	50.96
Joint ventures (proportionate consolidation) :		
Joint Venture of Italian-Thai Development Co., Ltd. and Cogifer TF	65.00	65.00
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	60.00	60.00
Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	60.00	60.00
Sumitomo and Italian-Thai Joint Venture	51.00	51.00
Joint Venture of Italian-Thai and Nishimatsu	50.80	50.80
Ando and Italian-Thai Development Joint venture	45.00	45.00
Thai Ando and Italian-Thai Development Joint Venture	45.00	45.00
ITO Joint Venture	40.00	-
Shimizu-ITD Joint Venture	40.00	-
ION Joint Venture	39.00	39.00
I.C.C.T. Joint Venture	25.00	25.00
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	25.00	25.00

3.2 The consolidated financial statements have excluded the financial statements of Siam Pacific Holding Company Limited which was established for the purpose of joint venture with a foreign partner company of which 46.69 percent (2000 : 46.69 percent) and 4.30 percent (2000 : 4.30 percent) (totalling 50.99 percent) and Praram 9 Square Hotel Ltd. of which 50 percent (2000 : 50 percent) and 10 percent (2000 : 10 percent) (totalling 60 percent) of its shares are held by the Company and its subsidiaries because the Company has no control over such companies and such companies are not considered as subsidiaries. There is no material effect on the consolidated financial statements for such exclusion.

3.3 The financial statements of the associated companies, joint ventures, subsidiaries, and branches incorporated in overseas are translated into Thai Baht at the closing exchange rates as to assets and liabilities, and at the average exchange rates as to revenues and expenses. The resultant difference has been shown under the caption of "Translation adjustment" in the shareholders' equity.

3.4 Intercompany balances and material intercompany transactions were eliminated from the consolidated financial statements. Intercompany profit included in inventories at the end of the year had no significant effect on the consolidated financial statements.

3.5 Investments in the subsidiaries in the Company's books were eliminated with the subsidiaries' share capital and retained earnings at the acquisition date. The difference has been presented under the caption of "Excess of net book value of subsidiaries over cost of investments" in the consolidated balance sheets.

3.6 The financial statements for the years ended 31 December 2001 of an overseas branch, two overseas subsidiaries and two joint ventures which were included in the consolidated financial statements were prepared by the management, and have not been audited by their auditors. Their aggregate assets as at 31 December 2001 were Baht 1,159 million, and their aggregate revenues for the year then ended were Baht 1,582 million.

The financial statements for the years ended 31 December 2000 of two overseas branches and two overseas subsidiaries which were included in the consolidated financial statements were prepared by the management of those branches and companies, and have not been audited by their auditors. Their aggregate assets as at 31 December 2000 were Baht 686 million, and their aggregate revenues for the year then ended were Baht 197 million.

4. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting standards pronounced by the Institute of Certified Accountants and Auditors of Thailand which are effective under the Accounting Act BE 2543.

Significant accounting policies adopted by the Company, its subsidiaries, and its jointly controlled joint ventures are summarized below.

4.1 Revenues

Revenues from construction contracts are recognised on the basis of percentage of completion. The recognised revenues, which have not yet been due as per contracts, have been presented under the caption of "Unbilled receivable" in the balance sheets.

4.2 Cash and cash equivalents

Cash and cash equivalents include cash in hand and at financial institutions with an original maturity of 3 months or less and free from restriction.

4.3 Investments

(a) Investments in trading securities are determined at fair value. Gain or loss arising from changes in the value of these securities are included in determining earnings.

(b) Investments in marketable securities (available-for-sale) are determined at fair value. The change in value of securities is recorded as a separate item in the shareholders' equity until securities are sold, the change shall be included in determining earnings.

Fair value of marketable securities is based on the latest bid price of the year as quoted on the Stock Exchange of Thailand. Fair value of unit trusts is valued at net assets value.

(c) Investments in non marketable equity securities, which the Company holds as other securities are valued at cost.

Weighted average method is used for computation of cost of investments.

Loss on impairment (if any) of investments in available-for-sale securities and other investments is included in determining earnings.

(d) Investments in subsidiaries, associated companies and joint ventures are stated under equity method.

4.4 Inventories

Inventories are valued at the lower of cost and net realisable value.

4.5 Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and loss on impairment of assets.

Depreciation of plant and equipment is calculated by reference to their costs on the straight-line method at the rates of 5 percent and 15-20 percent per annum, respectively. No depreciation is provided for land.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts is provided on the basis of collection experience and a review of current status of debts.

4.7 Foreign currencies

Foreign currency transactions during the year are translated into Baht at the rates ruling on the transaction dates. Assets and liabilities in foreign currencies outstanding on the balance sheet date are translated into Baht at the rates ruling on the balance sheet date.

Exchange gains and losses are included in determining earnings.

4.8 Basic loss per share

Basic loss per share is calculated by dividing net loss for the year by the weighted average number of ordinary shares in issue during the year.

5. PLEDGED DEPOSITS AT BANKS AND MARKETABLE SECURITIES

The outstanding balances as at 31 December 2001 and 2000 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Deposits at banks	226,442	223,544	185,414	223,544
Pledged savings and fixed deposits	1,035,226	737,261	1,006,393	707,618
Total pledged deposits at banks	1,261,668	960,805	1,191,807	931,162
Marketable securities	381,076	-	-	-
Less : Allowance for revaluation of investments	(150,073)	-	-	-
Net investments	231,003	-	-	-
Cash equivalents	1,492,671	960,805	1,191,807	931,162

As at 31 December 2001, fixed deposit of approximately Baht 41 million (2000 : Baht 218 million) are funds belonging to a joint venture in Taiwan reserved for a project in that country.

As at 31 December 2001, approximately Baht 762 million (2000 : Baht 595 million) of savings deposits and fixed deposits of the Company have been pledged with banks to secure loans obtained by the Company to finance specific projects. Furthermore, approximately Baht 240 million (2000 : Baht 118 million) of fixed deposits of the Company's branch in Taiwan have been pledged to secure loans obtained from a bank by the Company and fixed deposits amounting to Baht 32.7 million (2000 : Baht 25 million) have been pledged as required in the normal course of business of a joint venture and the branch in Taiwan.

6. TRADE ACCOUNTS RECEIVABLE

The aging of outstanding trade accounts receivable balances as at 31 December 2001 and 2000 is as follows:-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Less than 3 months	2,702,353	2,045,798	1,496,110	1,620,613
3 - 6 months	92,343	108,550	88,448	100,993
6 - 12 months	102,067	27,157	97,634	25,362
More than 12 months	1,388,699	1,648,032	1,170,662	1,379,887
Total	4,285,462	3,829,537	2,852,854	3,126,855
Less : Allowance for doubtful debts	(1,309,414)	(1,444,808)	(1,095,110)	(1,185,593)
	2,976,048	2,384,729	1,757,744	1,941,262

The Company has set up a full allowance for doubtful debts for the major private accounts receivable with balances overdue more than 12 months, and at 50 percent for those with balances overdue more than 6 months.

7. TRADE ACCOUNTS RECEIVABLE - RELATED COMPANIES

The outstanding balances as at 31 December 2001 and 2000 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Subsidiaries and joint ventures				
ION Joint Venture	-	-	768,966	448,177
Italian-Thai Development Public Co., Ltd.				
- Cogifer TF Joint Venture	-	-	240,859	3,796
Sumitomo - Italian-Thai Joint Venture	-	-	85,949	22,410
The Joint Venture of Italian-Thai				
Development Public Co., Ltd. and				
Skanska Lundby Aktiebolag	-	-	42,648	14,906
Italian - Thai International Co., Ltd.	-	-	25,994	25,974
Others	-	-	47,936	41,731
	-	-	1,212,352	556,994
Less : Allowance for doubtful debts	-	-	(21,900)	(21,900)
	-	-	1,190,452	535,094

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Associated companies				
MCRP Construction Corporation, Philippines	789,038	876,389	776,680	876,389
Pla-Daeng Co., Ltd.	71,286	76,604	71,286	76,604
Others	11	11,789	21,029	13,356
	860,335	964,782	868,995	966,349
Less : Allowance for doubtful debts	(855,694)	(508,748)	(855,694)	(508,748)
	4,641	456,034	13,301	457,601
Related companies				
(Related by way of common directors)				
Thai Telephone and Telecommunication				
Public Co., Ltd.	-	739,385	-	739,385
The Oriental Hotel (Thailand) Public Co., Ltd.	31,616	15,097	31,616	15,097
Others	17,036	26,112	8,560	9,651
	48,652	780,594	40,176	764,133
Less : Allowance for doubtful debts	-	(369,692)	-	(369,692)
	48,652	410,902	40,176	394,441
Outstanding balances and portion of other participants of joint venture				
Italian-Thai Development Public Co., Ltd. -				
Cogifer TF Joint Venture	69,081	1,329	-	-
Sumitomo-Italian-Thai Joint Venture	35,107	-	-	-
Others	17,572	24,003	-	-
	121,760	25,332	-	-
Less : Allowance for doubtful debts	(12,045)	(12,045)	-	-
	109,715	13,287	-	-
Total	163,008	880,223	1,243,929	1,387,136

The aging of outstanding balances are as follows :-

(Unit : Thousand Baht)

Overdue	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Less than 3 months	133,185	61,485	1,165,124	533,636
3 - 6 months	3,319	1,204	4,254	1,804
6 - 12 months	9,224	12,109	14,813	4,957
More than 12 months	885,018	1,695,910	937,332	1,747,079
Total	1,030,746	1,770,708	2,121,523	2,287,476
Less : Allowance for doubtful debts	(867,738)	(890,485)	(877,594)	(900,340)
	163,008	880,223	1,243,929	1,387,136

The Company has set up an allowance for doubtful debts at the full amount of the major account receivable balances which are overdue more than 12 months (2000 : at 50 percent of the major account receivable balances which are overdue more than 12 months).

8. SHORT-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 December 2001 and 2000 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Subsidiaries and joint ventures				
ION Joint Venture	-	-	78,703	200,803
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	67,000	62,790
ITO Joint Venture	-	-	36,667	-
Shimizu-ITD Joint Venture	-	-	24,596	-
	-	-	206,966	263,593

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Associated company				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
	4,600	4,600	4,600	4,600
Less : Allowance for doubtful debt	(4,600)	-	(4,600)	-
	-	4,600	-	4,600
Related companies				
(Related by way of common directors)				
Bangkok Mass Transit System Public Co., Ltd.	169,067	159,286	169,067	159,286
J.I. Telecom Co., Ltd., Philippines	22,616	22,981	-	-
Others	-	11,243	-	-
	191,683	193,510	169,067	159,286
Less : Allowance for doubtful debts	(191,683)	(102,624)	(169,067)	(79,643)
	-	90,886	-	79,643
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	25,116	-	-
Shimizu-ITD Joint Venture	14,757	-	-	-
	14,757	25,116	-	-
Total	14,757	120,602	206,966	347,836

The Company and its subsidiaries have set up an allowance for doubtful debts of approximately Baht 196 million which equal to aggregate outstanding balances of Italian-Thai Gypsum Co., Ltd., Bangkok Mass Transit System Public Co., Ltd and J.I. Telecom Co., Ltd., Philippines.

Significant movements in the short-term loans and advances to related companies balances during the year ended 31 December 2001 were as follows :-

(Unit : Thousand Baht)

	31 December 2000	During the year Increase	Decrease	31 December 2001
Subsidiaries and joint ventures				
ION Joint Venture	200,803	-	(122,100)	78,703
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	62,790	4,210	-	67,000
ITO Joint Venture	-	36,667	-	36,667
Shimizu-ITD Joint Venture	-	24,596	-	24,596
Related companies				
Bangkok Mass Transit System Public Co., Ltd.	159,286	9,781	-	169,067
J.I. Telecom Co., Ltd., Philippines	22,981	-	(365)	22,616
Outstanding balances and portion of other participants in joint venture				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	25,116	-	(25,116)	-
Shimizu – ITD Joint Venture	-	14,757	-	14,757

9. INVENTORIES

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Construction in progress	144,317	-	-	-
Materials	546,310	570,871	394,072	469,357
Total	690,627	570,871	394,072	469,357
Less : Provision for inventory obsolescence	(37,119)	-	(25,000)	-
Net	653,508	570,871	369,072	469,357

10. INVESTMENTS IN RELATED COMPANIES

10.1 Investments accounted for under equity method

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding		Investment			
					Cost		Equity	
			2001	2000	2001	2000	2001	2000
			Percent	Percent				
The Company Only								
Investments in subsidiaries								
Turnkey Construction Development Co., Ltd.	Transport of untreated water	27,912	99.99	99.99	27,900	27,900	29,382	16,259
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483	99.99	99.99	1,483	1,483	(11,710)	(10,643)
Italian-Thai Land Co., Ltd.	Real estate development	10,000	99.99	99.99	9,999	9,999	(469,515)	(294,766)
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000	(279,870)	150,581
Southern Industries (1996) Co., Ltd.	Real estate development	100,000	99.99	99.99	100,000	100,000	69,411	99,558
Nha Pralam Crushing Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999	(6,081)	(8,088)
Siam Concrete and Brick Products Co., Ltd.	Manufacturer and distributor of concrete products	84,000	99.70	99.70	82,296	82,296	97,191	99,434
Italthai Trevi Co., Ltd.	Foundation and piling work services	35,000	75.00	75.00	37,689	37,689	(10,909)	24,694
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	750	750	(71,125)	(13,823)
Asian Steel Products Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004	122,078	115,198
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196	(66,221)	(78,692)
Total investments in subsidiaries					678,316	678,316	(597,369)	99,712
Investments in joint ventures								
Italian-Thai Development Public Co., Ltd. - Cogifer TF Joint Venture	Track doubling contractor	-	65.00	65.00	-	-	79,210	(45,348)
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	Design, installation and laying of telephone lines	-	60.00	60.00	-	-	253,149	203,754
The Joint Venture of Italian-Thai Development Public Co., Ltd. and Skanska Lundby Aktiebolag	Design and construction of tunnels and underground power lines	-	60.00	60.00	-	-	(7,938)	34,525
Sumitomo - Italian-Thai Joint Venture	Design and construct of bridges	-	51.00	51.00	-	-	1,289	3,773
Italian-Thai - Nishimatsu Joint Venture	Design and construction of Bangprakong dam	-	50.80	50.80	-	-	3,210	4,411
Ando and Italian-Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(226,343)	(226,346)
Thai Ando and Italian - Thai Development Joint Venture	Construction of semiconductor plant	-	45.00	45.00	-	-	(42,260)	(42,260)
ION Joint Venture	Contractor for construction of under ground train track	-	39.00	39.00	-	-	35,216	142,073
I.C.C.T. Joint Venture	Construction and ground improvement at NBIA	-	25.00	25.00	-	-	47,631	43,964
The Joint Venture of Evergreen Construction Corporation, Italian-Thai Development Public Company Limited and Pacific Electric Wire & Cable Company Limited	Construction services in Taiwan		25.00	25.00	-	-	162,779	-
Total investments in joint ventures					-	-	305,943	118,546

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 2001	Percentage of shareholding 2000	Investment Cost 2001	Investment Cost 2000	Investment Equity 2001	Investment Equity 2000
			Percent	Percent				
Investments in associated companies								
Praram 9 Square Hotel Ltd.	Hotel business	100,000	50.00	50.00	50,000	50,000	50,000	59,656
Less : Provision for loss on impairment of investments					(50,000)	-	(50,000)	-
					-	50,000	-	59,656
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	(5,249)	(5,136)
Joint Venture of Italian-Thai Development Public Co., Ltd. and Montcocol TP	Railway work	-	50.00	50.00	-	-	8,690	8,694
Ato Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	2,450	2,450	12,921	2,638
Saraburi Cement Co., Ltd.	Production and distribution of cement	700,000	-	49.56	-	346,926	-	343,600
Mcquay (Thailand) Co., Ltd.	Production and distribution of air conditioners	20,000	49.00	49.00	9,800	9,800	(3,745)	(5,819)
Siam Pacific Holding Co., Ltd.	Holding company	234,500	46.69	46.69	109,492	109,492	109,554	109,582
Pla-Daeng Co., Ltd.	Real estate development	450,000	46.67	46.67	250,000	250,000	(287,064)	(207,067)
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(6,809)	(6,809)
Khunka Fai Fa Thai Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(5,445)	(5,445)
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	39.94	39.94	400	400	(165)	(165)
Chantaburi Farm Co., Ltd.	Real estate development	100,000	35.72	35.72	21,429	21,429	22,815	62,840
Siam Steel Tower Co., Ltd.	Production and distribution of high voltage power line towers	15,000	35.00	35.00	1,312	1,312	4,114	4,474
Pacific-Thai Electric Wire & Cable Co., Ltd. (also indirectly held)	Production and distribution of copper wire	50,000	30.99	30.99	-	-	41,060	34,909
Thai Rent All Co., Ltd.	Construction machinery rental	25,000	30.00	30.00	7,500	7,500	6,794	(9,726)
Lao Softdrink Co., Ltd.	Production and distribution of soft drinks	2,448 million Kips	30.00	30.00	25,041	25,041	37,942	31,837
Asia Steel Corporation Co., Ltd.	Manufacture, import and export of steel	-	30.00	30.00	12,301	12,301	12,301	12,301
Lao Brewery Co., Ltd.	Production and distribution of beer	14,400 million Kips	-	25.50	-	129,480	-	220,246
Anamarine Construction SND.BHD.	Construction contractor	65 Thousand RM	25.00	-	197	-	197	-
MCRP Construction Corporation, Philippines (also indirectly held)	Construction contractor	25 Million Peso	24.00	24.00	12,000	12,000	-	7,955
MCRP Holding Corporation, Philippines	Holding company	5 Million Peso	24.00	24.00	3,000	3,000	79	(335)
Imperial Technology Management Service Co., Ltd.	Initiation and establishment of Asian University of Science and Technology	787,350	22.23	22.23	175,000	175,000	178,625	178,748
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire and P.C. strands	313,000	22.16	22.16	71,603	71,603	22,457	21,148
Praram 9 Square Ltd.	Shopping center development	750,000	20.00	20.00	150,000	150,000	150,000	140,372
Less : Provision for loss on impairment of investments					(150,000)	-	(150,000)	-
					-	150,000	-	140,372
Siam Pacific Electric Wire & Cable Co., Ltd. (also indirectly held)	Manufacturer of enamel coated wire	670,000	14.65	14.65	98,138	98,138	229,054	330,783
Total investments in associated companies					805,713	1,481,922	378,126	1,329,281
Total					1,484,029	2,160,238	86,700	1,547,539
Add : Provision for loss from investments under equity method					-	-	1,500,449	960,468
Total investments accounted for under equity method					1,484,029	2,160,238	1,587,149	2,508,007

(Unit : Thousand Baht)

	Nature of business	Paid up capital	Percentage of shareholding 2001	2000	Investment Cost 2001	2000	Equity 2001	2000
			Percent	Percent				
Consolidated								
Investments in associated companies,								
directly held by the Company					805,713	1,481,922	378,126	1,329,281
Investment in associated companies,								
directly held by subsidiaries								
Bagan Hotel Holding (BVI) Co., Ltd.	Holding company	4.55 (million USD)	24.99	24.99	21,240	21,240	21,240	21,240
Less : Provision for loss on impairment of investments					(21,240)	(21,240)	(21,240)	(21,240)
					-	-	-	-
Natureway Resources Co., Ltd.	Holding company	40 (million USD)	30.00	30.00	296,700	296,700	296,700	296,700
Less : Provision for loss on impairment of investments					(296,700)	-	(296,700)	-
					-	296,700	-	296,700
Siam Pacific Holding Co., Ltd.	Holding company	234,500	4.30	4.30	10,103	10,103	19,922	20,196
Siam Pacific Electric Wire & Cable Co., Ltd.	Manufacture of coated enamel wire	670,000	2.84	2.84	9,062	9,062	40,362	42,825
Total					19,165	315,865	60,284	359,721
					824,878	1,797,787	438,410	1,689,002
Add : Share of loss over cost of investment					-	-	308,477	240,502
Total investments accounted for under equity method					824,878	1,797,787	746,887	1,929,504

The Company and its subsidiaries' equity interest in the above associated companies are mostly determined based on the financial statements prepared by the management of those companies and not yet audited by those companies' auditors.

10.2 Other long-term investments

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2001	2000	2001	2000
		Percent	Percent		
The Company Only					
Investments in other companies					
a) Non-listed securities					
Thepprathan Properties Ltd.	Real estate development	19.80	19.80	247,500	247,500
Less : Provision for loss on impairment of investments				(247,500)	(247,500)
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2001	2000	2001	2000
		Percent	Percent		
Toyo Thai Corporation Ltd.	Construction contractor	16.25	16.25	16,250	16,250
Thai LNG Power Co., Ltd.	Construction and operation of LNG receiving terminal, reclassification compound storage and distribution facility	-	13.34	-	50,025
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	-	12	-
Less : Provision for loss on impairment of investments				(12)	-
				-	-
Bangkok Mass Transit System Public Co., Ltd.	Construction and management of Bangkok Mass Transit project	10.46	10.46	1,985,323	1,985,323
Less : Provision for loss on impairment of investments				(1,406,850)	(1,030,525)
				578,473	954,798
Siam Steel Syndicate Co., Ltd.	Steel manufacturer	10.90	10.90	54,500	54,500
Less : Provision for loss on impairment of investments				(54,500)	(54,500)
				-	-
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	-	25,034	-
Sosuco Granite Co., Ltd.	Rock quarrying and distribution	5.00	5.00	5,000	5,000
Less : Provision for loss on impairment of investments				(4,688)	-
				312	5,000
Time Regency Co., Ltd.	Real estate Development	4.58	4.58	58,225	58,225
Less : Provision for loss on impairment of investments				(58,225)	(58,225)
				-	-
Universal Education Co., Ltd.	Educational services	2.22	2.22	4,000	4,000
Metropolitan Water & Service Co., Ltd.	Water processing and distribution	0.59	0.59	147	147
Less : Provision for loss on impairment of investments				(147)	(147)
				-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000
The Exchange Square Co., Ltd.	Real estate development	Advance payment	Advance payment	5,000	5,000
Less : Provision for loss on impairment of investments				(5,000)	(5,000)
				-	-
Finance One Public Co., Ltd.	Finance business	-	-	585,000	585,000
Less : Provision for loss on impairment of investments				(585,000)	(585,000)
				-	-
b) Listed securities					
Modern Home Development Public Co., Ltd.	Real estate development	11.32	-	237,608	-
Less : Provision for loss on impairment of investments				(237,608)	-
				-	-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 2001	2000	2001	2000
		Percent	Percent		
Thai Telephone and Telecommunication Public Co., Ltd.	Construction and operation of telephone project	8.98	10.00	1,808,406	1,129,818
Less : Unrealised loss on changes in value of investments				(1,066,212)	(679,691)
				742,194	450,127
Total investments in other companies				1,393,263	1,507,200
Investment in subordinated convertible debentures issued by Bangkok Mass Transit System Public Co., Ltd.				1,031,799	1,031,799
Less : Provision for loss on impairment of investments				(734,667)	(541,368)
				297,132	490,431
Total other long-term investments in related companies				1,690,395	1,997,631
Consolidated					
Investments in other companies, directly held by the Company				1,690,395	1,997,631
Investments in other companies, directly held by subsidiaries					
a) Non-listed securities					
Time Regency Co., Ltd.	Real estate development	16.11	16.11	166,411	166,411
Less : Provision for loss on impairment of investments				(166,411)	(166,411)
				-	-
Island Country Telecommunication Co., Ltd.	Telecommunication services	15.74	15.74	28,140	28,140
Less : Provision for loss on impairment of investments				(28,140)	(28,140)
				-	-
J.I. Telecom Co., Ltd., Philippines	Telecommunication services	14.29	14.29	705	705
Less : Provision for loss on impairment of investments				(705)	(705)
				-	-
b) Listed securities					
Ciber Bay Corporation, Philippines (Formerly known as "Centenial City Incorporation Co., Ltd., Philippines")	Real estate development	14.63	14.63	308,692	307,593
Add : Unrealised gain (loss) on change in value of investments				(78,988)	16,160
				229,704	323,753
Total				229,704	323,753
Total investments in other companies				1,920,099	2,321,384

As described above, as at 31 December 2001 the Company had investments in the shares of, and investments in debentures issued by Bangkok Mass Transit System Public Co., Ltd. totalling Baht 578 million and Baht 297 million, respectively (31 December 2000 : Baht 955 million and Baht 491 million, respectively), net of a provision of Baht 1,407 million and Baht 735 million, respectively for loss on devaluation of investment (31 December 2000 : Baht 1,031 million and Baht 541 million, respectively). As at 31 December 2001, the Company had a retention of approximately Baht 485 million which is repayable to the Company under the terms of the construction contract. The Company is currently undergoing debt restructuring and the return on the above investments and the recoverability of the debts depends upon the results of this debt restructuring, and the operations of that company's electric train business. Nevertheless, the Company expects that the provision currently provided in the accounts will be adequate.

Under the conditions of the debt rescheduling agreements, if the Company disposes of certain of its investments, with a cost of approximately Baht 4,931 million as at 31 December 2001 and 31 December 2000, the Company must utilise an agreed portion of the proceeds to repay debts covered by the debt rescheduling agreements.

11. LONG-TERM LOANS AND ADVANCES TO RELATED COMPANIES

The outstanding balances as at 31 December 2001 and 2000 comprise the following (the interest rate has been determined by approximately market rate) :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Subsidiaries and joint ventures				
Italian-Thai Land Co., Ltd.	-	-	531,104	507,017
Ando and Italian-Thai Development Joint Venture	-	-	230,400	230,400
Italian-Thai International Co., Ltd.	-	-	151,153	138,318
Palit Palang Ngan Co., Ltd.	-	-	94,181	94,181
Thai Ando and Italian-Thai Development Joint Venture	-	-	33,660	33,660
Others	-	-	44,961	45,121
	-	-	1,085,459	1,048,697

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Associated companies				
Palang Thai Kaowna Co., Ltd.	334,316	334,316	334,316	334,316
Khunka Palang Thai Co., Ltd.	38,420	38,420	38,420	38,420
Pla - Daeng Co., Ltd.	59,075	59,075	59,075	59,075
Others	19,607	15,931	19,607	15,931
	451,418	447,742	451,418	447,742
Less : Provision for doubtful debts	(334,560)	-	(334,560)	-
	116,858	447,742	116,858	447,742
Related companies				
Thai Telephone and Telecommunication Public Co., Ltd.		475,745	-	475,745
Amari Coastal Bay Development Ltd.	44,043	44,753	-	-
	44,043	520,498	-	475,745
Less : Allowance for doubtful debts	(44,043)	-	-	-
	-	520,498	-	475,745
Total	116,858	968,240	1,202,317	1,972,184

Significant movements in the long-term loans and advances to related companies balances for the year ended 31 December 2001 were as follows :-

(Unit : Thousand Baht)

	31 December	During the year		31 December
	2000	Increase	Decrease	2001
Subsidiaries and joint ventures				
Italian-Thai Land Co., Ltd.	507,017	24,087	-	531,104
Italian -Thai International Co., Ltd.	138,318	12,835	-	151,153
Related companies				
Thai Telephone and Telecommunication Public Co., Ltd.	475,745	-	(475,745)	-
Amari Coastal Bay Development Ltd.	44,753	-	(710)	44,043

Under the conditions of the debt rescheduling agreements described in Note 20, if the Company disposes of certain of its loans, with a cost of approximately Baht 533 million, the Company must utilise an agreed portion of the proceeds to repay debts covered by the debt rescheduling agreements.

12. LOAN TO OTHER PARTY

"Loan to other party" is USD 22 million which the Company provided to the Defense Ministry of the Union of Myanmar in order to finance construction of a steel mill in Myanmar. In return the steel mill will provide the Company with steel processing services for 40 percent of the mill production, but not less than 100,000 metric tons per annum, for a period of six years after the construction of steel mill is completed. Construction of the above plant is now complete, and commences providing services and the return on "Loan to other party" depends upon the extent of the demand for steel in Myanmar. However, the Company has already set up provision for loss in full amount.

13. PROPERTY, PLANT AND EQUIPMENT

THE COMPANY ONLY

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office And Temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2000	1,464,944	2,884,199	7,873,227	51,751	-	12,274,121
Acquisitions	-	197	439,704	-	1,146,835	1,586,736
Disposals	-	-	(874,727)	(725)	-	(875,452)
Translation adjustment	-	-	(1,489)	-	-	(1,489)
31 December 2001	1,464,944	2,884,396	7,436,715	51,026	1,146,835	12,983,916
Accumulated depreciation						
31 December 2000	-	674,177	5,836,334	31,201	-	6,541,712
Depreciation for the year	-	141,638	671,865	5,941	-	819,444
Depreciation for disposals	-	-	(666,467)	(617)	-	(667,084)
Translation adjustment	-	-	(219)	-	-	(219)
31 December 2001	-	815,815	5,841,513	36,525	-	6,693,853
Loss on impairment of assets						
31 December 2000	33,978	70,194	-	-	-	104,172
31 December 2001	33,978	70,194	-	-	-	104,172

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and Temporary camps	Machinery and equipment under installation	Total
Net book value						
31 December 2000	1,430,966	2,139,828	2,036,893	20,550	-	5,628,237
31 December 2001	1,430,966	1,998,387	1,595,202	14,501	1,146,835	6,185,891
Depreciation in 2000 earnings statement						877,524
Depreciation in 2001 earnings statement						819,444

CONSOLIDATED

(Unit : Thousand Baht)

	Land	Building and factories	Machinery, equipment, furniture, fixtures and motor vehicles	Site office and temporary camps	Machinery and equipment under installation	Total
Cost						
31 December 2000	1,510,895	3,047,703	9,426,818	51,751	1,282	14,038,449
Acquisitions	89,861	1,559	698,047	-	1,146,835	1,936,302
Disposals	-	(1,055)	(1,225,865)	(725)	(1,282)	(1,228,927)
Translation adjustment	-	-	(1,245)	-	-	(1,245)
31 December 2001	1,600,756	3,048,207	8,897,755	51,026	1,146,835	14,744,579
Accumulated depreciation						
31 December 2000	-	768,552	6,826,919	31,201	-	7,626,672
Depreciation for the year	-	149,617	828,650	5,941	-	984,208
Depreciation for disposals	-	(1,055)	(758,767)	(617)	-	(760,439)
Translation adjustment	-	-	(236)	-	-	(236)
31 December 2001	-	917,114	6,896,566	36,525	-	7,850,205
Loss on impairment of assets						
31 December 2000	33,978	70,194	2,207	-	-	106,379
31 December 2001	33,978	70,194	2,207	-	-	106,379
Net book value						
31 December 2000	1,476,917	2,208,957	2,597,692	20,550	1,282	6,305,398
31 December 2001	1,566,778	2,060,899	1,998,982	14,501	1,146,835	6,787,995
Depreciation in 2000 earnings statement						1,104,388
Depreciation in 2001 earnings statement						984,208

As at 31 December 2001 part of the Company's buildings, with an aggregate cost of approximately Baht 1,121 million are office building units of which ownership has not yet been transferred to the Company. In addition, under the conditions of the debt rescheduling agreements described in Note 20, if the Company disposes of certain of its title deeds to land and condominium units, with a cost of approximately Baht 185 million (2000 : Baht 227 million), the Company must utilise an agreed portion of the proceeds to repay debts covered by the debt rescheduling agreements.

As at 31 December 2001, the Company and its subsidiary granted a bank the mortgage and power of attorney to register the mortgage of Baht 924 million (2000 : Baht 32.5 million) of land to secure credit facilities granted to the Company and its subsidiary by that bank.

14. LAND AND PROJECT DEVELOPMENT COST

As at 31 December 2001 and 2000, the subsidiaries' land and project developments are shown at cost which represent the costs of the land and interest expenses as detailed below :-

(Unit : Thousand Baht)

	2001	2000
Cost of land	404,504	404,504
Interest cost	42,854	42,854
Total	447,358	447,358
Less : Provision for loss on impairment of assets	(233,372)	-
	213,986	447,358

During the year, the value of subsidiaries' land were reappraised by their internal appraisers. The subsidiaries recognised losses on the revaluation of land, recording them as expenses in the earnings statement.

15. BANK OVERDRAFTS AND LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances as at 31 December 2001 and 2000 comprise the following :-

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Bank overdrafts	146	190	79	127
Loans from financial institutions	898	760	632	526
Total	1,044	950	711	653

As at 31 December 2001 and 2000, these represent loans obtained from local and overseas financial institutions in Baht currency of approximately Baht 719 million and Baht 605 million, respectively (the Company only : Baht 473 million and Baht 526 million, respectively) and in NTD 126 million and JPY 58 million (2000 : JPY 409 million). The loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of Taiwan and SIBOR for foreign currency loans.

Part of loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

16. TRADE ACCOUNTS PAYABLE - RELATED COMPANIES

The outstanding balances as at 31 December 2001 and 2000 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Subsidiaries and joint ventures				
I.C.C.T. Joint Venture	-	-	315,684	437,259
Italthai Trevi Co., Ltd.	-	-	40,119	40,486
Thai Maruken Co., Ltd.	-	-	26,064	44,674
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	-	-	9,331	686,132
Others	-	-	53,644	33,079
	-	-	444,842	1,241,630

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Associated companies				
Bangkok Steel Wire Co., Ltd.	79,301	24,646	68,214	17,415
ATO Asia Turnouts Ltd.	51,444	-	-	-
MCRP Construction Corporation, Philippines	25,536	-	25,536	-
Saraburi Cement Co., Ltd.	-	132,666	-	132,438
Others	19,757	20,882	19,712	11,732
	176,038	178,194	113,462	161,585
Related companies				
(Related by way of common directors)				
Siam Steel Syndicate Co., Ltd.	385,087	447,632	375,780	440,444
Italthai Industrial Co., Ltd.	57,198	69,347	50,057	69,307
Trevi SPA	22,689	15,147	-	-
Italthai Engineering Co., Ltd.	3,896	44,595	3,903	44,595
Trevi Contractor BV	8,393	12,774	-	-
Others	33,863	14,556	10,267	7,285
	511,126	604,051	440,007	561,631
Outstanding balances and portion of other participants in joint ventures				
I.C.C.T. Joint Venture	250,712	360,063	-	-
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	65,720	423,851	-	-
ION Joint Venture	14,853	308,103	-	-
Others	-	12,892	-	-
	331,285	1,104,909	-	-
Total	1,018,449	1,887,154	998,311	1,964,846

17. SHORT-TERM LOANS AND ADVANCES FROM RELATED COMPANIES

The outstanding balances as at 31 December 2001 and 2000 comprise the following :-

(Unit : Thousand Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Joint ventures				
The Joint Venture of Italian-Thai Development				
Public Co., Ltd. and Skanska Lundby Aktiebolag	-	-	17,983	-
	-	-	17,983	-
Associated companies				
Others	73	141	-	-
	73	141	-	-
Related companies				
Jasmine International Public Company Limited	15,827	15,827	-	-
Others	10,551	11,583	-	-
	26,378	27,410	-	-
Outstanding balances and portion of other participants in joint ventures				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	60,650	92,139	-	-
Others	7,193	44	-	-
	67,843	92,183	-	-
	94,294	119,734	17,983	-

Significant movements in the short-term loans and advances from related companies balances during the year ended 31 December 2001 were as follows :-

(Unit : Thousand Baht)

	31 December	During the year		31 December
	2000	Increase	Decrease	2001
Joint ventures				
The Joint Venture of Italian-Thai Development				
Public Co., Ltd. and Skanska Lundby Aktiebolag	-	17,983	-	17,983

(Unit : Thousand Baht)

	31 December 2000	During the year Increase	During the year Decrease	31 December 2001
Outstanding balance and portion of other participants in joint ventures				
The Joint Venture of Italian-Thai Development Public Co., Ltd. together with Alcatel Contracting S.A.	92,139	-	(31,489)	60,650

18. LONG-TERM LOANS

As at 31 December 2001 and 2000, the Company and its subsidiaries have outstanding long-term loans as follows :-

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Long-term loans	7,854	8,215	7,840	8,188
Less : current portion	(5,374)	(3,254)	(5,360)	(3,240)
Long-term portion	2,480	4,961	2,480	4,948

18.1 The Company's long-term loans represent loans obtained from local and overseas financial institutions in both Baht currency and in foreign currencies as follows :-

(Unit : Million)

	2001	2000
USD	102	102
Yen	5,598	5,598
Baht	1,410	1,622

These loans are repayable as from the year 1999 up to the year 2009. The loan agreements contain normal covenants, such as the Company's maintenance of certain financial ratios, and the loans are subject to interest at MLR and MLR+0.5% for Baht loans, and at rates based on LIBOR or TIBOR for foreign currency loans. As at 31 December 2001 and 2000 part of the loans have been presented on the basis of an agreement dated 20 August 1999, which involved loan currencies being swapped, changes in interest rates, and extension of repayment schedules as discussed in Note 20.

Part of long-term loans from banks was used to finance certain specific projects (project finance). The banks require the Company to transfer the proceeds from the projects into the Company's accounts with those banks.

Nevertheless, due to the economic problems in Thailand, as at 31 December 2001 and 2000 the Company has been unable to comply with conditions specified in the rescheduling agreement, including the conditions relating to the repayment of principal of loans and to the payment of interest of loans. On 25 September 2001, the Central Bankruptcy Court ordered the rehabilitation of the Company's business as described in note 2. However, the above loans have been presented in accordance with the terms and conditions of the agreement made in August 1999.

18.2 Loan of a subsidiary represents long-term loan obtained from a local commercial bank of approximately Baht 13.6 million with interest at minimum loan rate. The loan is repayable within the year 2002.

19. LONG-TERM LOANS FROM RELATED COMPANIES

As at 31 December 2001 and 2000, the outstanding balances comprise the following :-

(Unit : Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Associated company				
Natureway Resources Co., Ltd.	371,686	366,907	-	-
	371,686	366,907	-	-
Related company				
Italthai Industrial Co., Ltd.	-	4,713	-	-
	-	4,713	-	-
	371,686	371,620	-	-

20. RESCHEDULING AGREEMENT

On 20 August 1999, the Company entered into a rescheduling agreement with local and overseas financial institutions to extend the repayment schedules for local and foreign currency loans amounting to approximately Baht 1,711.5 million, USD 167.1 million and JPY 1,235 million. Under this agreement with some creditors, currencies were swapped and interest rates changed.

Subsequent to the above rescheduling agreement on 21 September 1999, the original loan were swapped to Baht 2,112.6 million, USD 111.1 million and JPY 6,088 million with the interest rate adjusted to MLR for Baht loans, and to rates based on LIBOR or TIBOR +2.25% for the foreign currency loans.

The extensions granted under the above rescheduling agreement can be summarised as follows :-

(Unit : Million)

Year	USD	Yen	Baht
1999	-	-	269.7
2000	15.6	853.6	722.0
2001	29.9	1,635.7	350.3
2002 - 2003	65.6	3,598.7	770.6
	111.1	6,088.0	2,112.6

Such agreement contains covenants relating to various matters such as the maintenance of financial ratios, the payment of dividends, limitations on provision of intercompany loans and guarantees, and limits on disposals of certain assets with a cost value of approximately Baht 5,990 million. As at 31 December 2001, the outstanding balance of the above assets is approximately Baht 5,672 million (2000 : Baht 5,663 million).

The Company was unable to comply with the conditions relating to the repayment of principal of loans and to the payment of interest and is currently undergoing business rehabilitation as described in Note 2.

21. DEBENTURES AND WARRANTS

By the end of the year 1995, the Company issued 10-year debentures of 3.5 million units at par value of Baht 1,000 each with the total sum of Baht 3,500 million at the coupon rate of 12.5 percent per annum. The Company also issued warrants to subscribe for ordinary shares of 17.5 million units at the warrant price of Baht 82 each with the exercise period of 5 years. The exercise is at a ratio of 1 unit of warrant per 1 ordinary share at the conversion price of Baht 314 each. One debenture was attached with 5 units of warrants.

On 17 March 1998, the Company redeemed 117,700 debentures for Baht 365.95 each. The difference between par value and the redemption price was included in determining earnings in 1998.

Baht 1,435 million of warrants which reached their maturity date in 2000 were not exercised. This amount was transferred to share premium.

On 21 December 2001, a bank offset a certificate of deposit of Baht 5.1 million against the principal of debentures and related accrued interest expenses, amounting to Baht 2.68 million and Baht 2.42 million, respectively.

The conditions of issuance of the debentures include restrictions with regard to the maintenance of financial ratios and other covenants. As at 31 December 2001 and 2000 the required financial ratios could not be maintained. Furthermore, the Company has not yet been able to comply with a condition relating to the payment of interest and is undergoing rehabilitation of its business, as described in Note 2 to the financial statements.

22. CORPORATE INCOME TAX

Corporate income tax for the year has been calculated on net earnings after adding back disallowable expenses and certain provisions for tax computation purpose and deducting tax exempted income.

23. PRIOR YEARS' ADJUSTMENTS

During the year, the Company paid additional corporate income tax of Baht 149 million for the year 1998 and adjusted the brought forward balances of retained earnings.

24. RELATED PARTY TRANSACTIONS

During the years, the Company had significant business transactions with its subsidiaries, joint ventures, associated and related companies which related by way of shareholding or common shareholders and/or common directors by using the pricing policy as follows :-

	Pricing policy
Construction service income which involves sourcing materials	Cost plus margin
Construction service income which does not involve sourcing materials	Cost
Purchases of construction materials	Approximating market price
Purchases of construction services which involve sourcing materials	Cost plus margin
Purchases of construction services which do not involve sourcing materials	Cost

(Unit : Million Baht)

	CONSOLIDATED		THE COMPANY ONLY	
	For the years ended 31 December		For the years ended 31 December	
	2001	2000	2001	2000
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	2,794	2,856
Purchases of construction materials and services	-	-	504	868
Transactions with associated companies				
Construction services and other income	110	203	110	192
Purchases of construction materials and services	211	284	180	271
Transactions with other related companies				
Construction services and other income	2,448	2,070	417	412
Purchases of construction materials and services	1,511	2,070	301	470

Furthermore, the Company also had significant transactions with its related companies in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheets.

25. EXTRAORDINARY ITEM - GAIN ON DEBT RESTRUCTURING OF AN ASSOCIATED COMPANY

During the year 2000, an associated company entered into an agreement with a financial institution to restructure its loans. The financial institution agreed to forgive part of the debt on the condition that the associated company repaid the remaining loans. The associated company repaid the loans in the full amount and recorded the resultant gain from debt restructuring as an extraordinary item in the earnings statement.

26. EMPLOYEES AND RELATED COSTS

	CONSOLIDATED		THE COMPANY ONLY	
	2001	2000	2001	2000
Number of employees at year-end	18,350	17,743	16,078	16,577
Employee costs for the year (million Baht)	2,291	2,316	2,051	2,097

27. LOSS RESERVE

27.1 Allowance for doubtful accounts

During the year, the Company and its subsidiaries provided additional allowance for doubtful accounts for trade accounts receivable and loans. The allowance which is based on the current status of receivables and the economic situation, is detailed below :-

(Unit : Thousand Baht)

	FOR THE YEAR ENDED 31 DECEMBER 2001	
	CONSOLIDATED	THE COMPANY ONLY
Short-term loans and advances to related companies	94,024	94,024
Long-term loans and advances to related companies	378,604	334,560
Loan to other party	969,839	969,839
Less : Reversal of allowance for doubtful debts		
Trade accounts receivable	(90,484)	(90,484)
Trade accounts receivable - related companies	(22,747)	(22,747)
	1,329,236	1,285,192

27.2 Loss on diminution in value of investments

During the year, the Company and its subsidiaries have set aside loss on impairment in value of investments amounting to Baht 1,438 million (the Company only : Baht 991 million) as described in Note 10. The loss on impairment is based on the financial position of the investee companies and current economic situation.

27.3 Loss on impairment of assets

During the year, the subsidiaries had the value of their land reappraised by their internal appraisers, and recognised losses on the revaluation of the land amounting to Baht 233 million as expenses in the earnings statement, as described in Note 14.

28. STATUTORY RESERVE

Under the Public Limited Companies Act B.E. 2535, the Company is required to set aside a statutory reserve at least 5% of its net profit after deducting accumulated deficit brought forward (if any) until the reserve reaches 10% of the registered share capital.

29. GUARANTEES

As at 31 December 2001 and 2000, there were outstanding guarantees of approximately Baht 9,789 million and Baht 12,029 million, respectively, issued by financial institutions on behalf of the Company, and its joint ventures in respect of certain performance bonds required in the normal course of businesses of the Company, and its joint ventures.

As at 31 December 2001 and 2000, there were guarantees of approximately Baht 1,506 million and 2,437 million, respectively, issued by the Company to financial institutions and its participants to secure credit facilities granted by those financial institutions to subsidiaries, associated companies and joint ventures. The Company had issued guarantees in proportion to its shareholding (except for Asian Steel Products Co., Ltd., Italthai Trevi Co., Ltd. and Siam Concrete and Brick Products Co., Ltd., for which the Company issued full guarantees for the credit facilities).

30. COMMITMENT

30.1 The Company entered into an agreement with a bank which granted a loan of USD 150 million to a customer of the Company for it to pay a construction service fee to the Company. The loan is repayable in semi-annual instalments until 2009. As at 31 December 2001 the balance of the loan is USD 112.5 million (2000 : USD 127.5 million). Under the agreement, every six months the Company agrees to pay the difference between the interest calculated on the loan at market rates and that calculated at the fixed rate which that customer agreed to pay to the bank.

30.2 As at 31 December 2001, the Company, a branch and the Company's joint venture had the outstanding commitment of NTD 1,073 million and Baht 2,568 million in respect of subcontracted work.

30.3 The Company and a joint venture had the following outstanding commitments as proportion of company in respect of purchases of materials and machinery :-

(Unit : Million)

Currency	Consolidated	The Company Only
Baht	529	330
EURO	16	11
FRF	1	-
JPY	4,115	4,115
USD	2	2
AUD	1	1

31. CONTINGENT LIABILITIES

Since 2000, certain customers of the Company have taken legal action against the Company for breach of service agreements, claiming compensation totalling approximately Baht 109.7 million. The cases are currently pending judgment from the civil courts. Management is of the opinion that such lawsuits are a normal part of business and some are brought without grounds, and believes that no material liabilities will be incurred as a result of the lawsuits discussed above. Therefore no provision has been set aside in the accounts.

32. FINANCIAL INFORMATION BY SEGMENT

The Company's, its subsidiaries' and joint ventures' operations involve principally a single industry segment, in construction services, and are carried on in the single geographic area of Thailand (the Company also carries on business in Laos, Myanmar, Taiwan and Philippines, but, revenues and assets from those segments do not exceed 10 percent of the consolidated financial statements). As a result, all of the revenues, operating earnings (loss) and assets as reflected in these financial statements pertain to the aforementioned industry segment and geographic area.

33. FINANCIAL INSTRUMENTS

33.1 Financial risk management and policies

The Group (the Company, its subsidiaries and its joint ventures) is exposed to risks from changes in market interest rates and in currency exchange rates. The Group uses derivative instruments as it considers appropriate to manage such risks. The Group does not hold or issue derivative instruments for speculative or trading purposes.

33.2 Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the Group's operations and their cash flows. The Group's exposure to interest rate risk relates primarily to their deposits with banks, bank overdrafts, debentures and loans from financial institutions. It does not use derivative financial instruments to hedge such risk.

33.3 Foreign currency risk

The Group's exposure to foreign currency risk relates primarily to its receivables, payables and loans which are denominated in foreign currencies. It primarily utilizes forward exchange contracts with maturities of less than one year to hedge such financial liabilities.

Forward exchange contracts outstanding on 31 December 2001 are summarized below.

Foreign currency	Amount bought	Forward rate for amount bought
		(Baht per unit of foreign currency)
EURO	7 million	37.1 - 37.6

Below is the summary of the Group's foreign currency-denominated assets and liabilities as at 31 December 2001 which were unhedged.

	CONSOLIDATED (Net)							
	USD	Yen	Lire	FRF	Kips	EURO	Peso	SEK
	million	million	million	million	million	million	million	million
Trade accounts payable	18	-	-	1	-	2	-	-
Trade accounts payable - related companies	1	26	43	3	-	-	11	-
Hire purchases payable	-	684	-	-	-	-	-	-
Short-term loans from financial Institutions	-	58	-	-	-	-	-	-
Advances received from customers under construction contracts	-	97	-	-	-	-	-	3
Accrued interest expenses	13	251	-	-	-	-	-	-
Loans repayment due within :								
- one year	70	3,841	-	-	-	-	-	-
- two years	32	1,757	-	-	-	-	-	-
- three years	4	-	-	-	-	-	-	-
Assets in foreign currencies	97	4,869	-	-	777	-	272	-

	THE COMPANY ONLY (Net)			
	USD million	Yen million	Kips million	Peso million
Trade accounts payable - related companies	-	-	-	11
Hire purchases payable	-	684	-	-
Accrued interest expenses	13	251	-	-
Loans repayment due within :				
- one year	70	3,841	-	-
- two years	32	1,757	-	-
Assets in foreign currencies	79	2,487	777	-

In addition, the Company will earn future revenues in foreign currencies from the project of construction work of the underground structures - North from Metropolitan Rapid Transit Authority in an amount of approximately (including additional work) Yen 3,015 million. The construction period is from 1997 to 2002.

In addition, the Group's is exposed to foreign currency risk with respect to its investment in subsidiaries, joint ventures and associated companies in overseas which are not hedged against foreign currency risk.

33.4 Credit risk

The Group is exposed to credit risk primarily with respect to its trade accounts which are state enterprises, government agencies and others. From its business with state enterprises and government agencies, the Group does not anticipate material losses from its debt collection. For its other customers, the Group's maximum exposure to credit risk is limited to the carrying amount of receivables less allowance for doubtful debts.

34. PRESENTATION

The presentation of the financial statements has been made in compliance with the stipulations of the Notification of the Commercial Registration Department dated 14 September 2001 as empowered under the Accounting Act B.E. 2543.

Certain amounts in the financial statements for the year 2000 have been reclassified to conform to the current year's classification, with no effect on previously reported net loss or shareholders' equity.

35. APPROVAL OF FINANCIAL STATEMENTS

These financial statements have been approved by the Company's directors.